SECURITIES AND EXCHANGE COMMISSION
                             	Washington, D.C.  20549



                                  	FORM N-18F-1







                  	NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940









                            	KIEWIT INVESTMENT TRUST
                           	Exact Name of Registrant



                           	NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                  	SIGNATURE


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the City of Omaha and the State of Nebraska on the 19th day of February, 1997.


                                      					KIEWIT INVESTMENT TRUST


                                       				By:  /s/ Ann C. McCulloch
                                           					Ann C. McCulloch
                                           					Chairman and President



Attest:  /s/ Kenneth D. Gaskins
       		Kenneth D. Gaskins
       		Secretary